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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                               AGERE SYSTEMS INC.
                   -------------------------------------------
                                (Name of Issuer)

               CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   00845V 10 0
                                 ---------------
                                 (CUSIP Number)
         -----------------------------------------------------------

                                SCOTT A. ARENARE
                      MANAGING DIRECTOR AND GENERAL COUNSEL
                               WARBURG PINCUS LLC
                              466 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 878-0600
         -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 WITH A COPY TO:
                              ANDREW R. BROWNSTEIN
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000


                                  JULY 29, 2002
          ----------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [_].

                                Page 1 of 9 Pages

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



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   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                     WARBURG PINCUS PRIVATE EQUITY VIII, L.P.
                     I.R.S. IDENTIFICATION NO. 13-4161869

-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [X]
                                                                       (b)  [ ]

-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------

   4          SOURCE OF FUNDS
                    WC

-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]

-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    DELAWARE
-------------------------------------------------------------------------------
  NUMBER OF    7
                   SOLE VOTING POWER
   SHARES                -0-
               ----------------------------------------------------------------
BENEFICIALLY   8
                   SHARED VOTING POWER
  OWNED BY               56,325,737*
               ----------------------------------------------------------------
    EACH
               9
  REPORTING        SOLE DISPOSITIVE POWER
                         -0-
 PERSON WITH   ----------------------------------------------------------------
               10
                   SHARED DISPOSITIVE POWER
                         56,325,737*
-------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    56,325,737*
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    7.5%**
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    PN
-------------------------------------------------------------------------------


--------------------------
* Assumes the full conversion of the Convertible Subordinated Notes beneficially owned by the Investors in accordance with their terms.
**Represents the percentage of Class A Common Stock beneficially owned by WP as of July 29, 2002 assuming full conversion of the Convertible Subordinated Notes beneficially owned by the Investors in accordance with their terms. Based on the same assumption, as of July 29, 2002, WP beneficially owned 3.4% of the outstanding Class A Common Stock and Class B Common Stock, taken as a whole.

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   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    WARBURG, PINCUS & CO.
                    I.R.S. IDENTIFICATION NO. 13-6358475
-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [X]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    NEW YORK
-------------------------------------------------------------------------------
  NUMBER OF    7
                   SOLE VOTING POWER
   SHARES                -0-
               ----------------------------------------------------------------
BENEFICIALLY   8
                   SHARED VOTING POWER
  OWNED BY               56,325,737*
               ----------------------------------------------------------------
    EACH       9
                   SOLE DISPOSITIVE POWER
  REPORTING              -0-
               ----------------------------------------------------------------
 PERSON WITH   10
                   SHARED DISPOSITIVE POWER
                         56,325,737*
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    56,325,737*
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    7.5%**
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    PN
-------------------------------------------------------------------------------


-----------------------------
* Assumes the full conversion of the Convertible Subordinated Notes beneficially owned by the Investors in accordance with their terms.
**Represents the percentage of Class A Common Stock beneficially owned by WP LLC as of July 29, 2002 assuming full conversion of the Convertible Subordinated Notes beneficially owned by the Investors in accordance with their terms. Based on the same assumption, as of July 29, 2002, WP LLC beneficially owned 3.4% of the outstanding Class A Common Stock and Class B Common Stock, taken as a whole.

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   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    WARBURG PINCUS LLC
                    I.R.S. IDENTIFICATION NO. 13-3536050

-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [X]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3          SEC USE ONL                                                   [ ]
-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    NEW YORK
-------------------------------------------------------------------------------
  NUMBER OF   7
                   SOLE VOTING POWER
   SHARES                -0-
              -----------------------------------------------------------------
BENEFICIALLY  8
                   SHARED VOTING POWER
  OWNED BY              56,325,737*
              -----------------------------------------------------------------
    EACH      9
                   SOLE DISPOSITIVE POWER
  REPORTING             -0-
              -----------------------------------------------------------------
 PERSON WITH  10
                   SHARED DISPOSITIVE POWER
                        56,325,737*
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    56,325,737*
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    7.5%**
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    OO
-------------------------------------------------------------------------------


-------------------------
* Assumes the full conversion of the Convertible Subordinated Notes beneficially owned by the Investors in accordance with their terms.
**Represents the percentage of Class A Common Stock beneficially owned by WP VIII as of July 29, 2002 assuming full conversion of the Convertible Subordinated Notes beneficially owned by the Investors in accordance with their terms. Based on the same assumption, as of July 29, 2002, WP VIII beneficially owned 3.4% of the outstanding Class A Common Stock and Class B Common Stock, taken as a whole.

                                AMENDMENT NO. 1 TO

                                  SCHEDULE 13D

            Reference is made to the statement on Schedule 13D filed on June 21, 2002 (the "Schedule 13D") on behalf Warburg Pincus Private Equity VIII, L.P., a limited partnership organized under the laws of Delaware
("WP VIII"), Warburg, Pincus & Co., a general partnership organized under the laws of New York ("WP"), and Warburg Pincus LLC, a limited liability company organized under the laws of New York ("WP LLC", and together with WP VIII and WP, the "Reporting Persons"). All capitalized terms used without definition herein have the meanings ascribed thereto in the Schedule 13D. This Amendment No. 1 to the Schedule 13D amends the Schedule 13D as follows.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
            --------------------------------------------------

Item 3 of the Schedule 13D is amended and restated to read as follows:

            The total amount of funds required by each Investor to purchase the shares of Class A Common Stock and Convertible Subordinated Notes (as defined below) as described herein was furnished from the working capital of such Investor. The total amount of funds used by the Investors to purchase shares of Class A Common Stock was $84,334,278, net of brokerage commissions and other transaction costs. The total amount of funds used by the Investors to purchase Convertible Subordinated Notes was $75,000,000.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.
            -------------------------------------

Item 5 of the Schedule 13D is amended and restated to read as follows:

(a) The Reporting Persons beneficially own shares of Class A Common Stock by virtue of the Investors' beneficial ownership of shares of Class A Common Stock and of the Issuer's 6.5% Convertible Subordinated Notes due 2009 (the "Convertible Subordinated Notes"), which are convertible at the option of the holder into shares of Class A Common Stock. As of July 29, 2002, the Reporting Persons beneficially owned an aggregate of 56,325,737 shares of Class A Common Stock, representing 33,650,000 shares of Class A Common Stock beneficially owned by the Investors and 22,675,737 shares of Class A Common Stock that may be acquired by the Investors upon full conversion of the Convertible Subordinated Notes beneficially owned by the Investors. Of the aggregate of 56,325,737 shares of Class A Common Stock beneficially owned by WP and WP LLC, 1,740,465 shares represent shares of Class A Common Stock owned of record by WPNPE VIII I,
     WPNPE VIII II and WPGPE VIII. By reason of WP's and WP LLC's respective relationships with the Investors, under Rule 13d-3 of the Exchange Act, WP and WP LLC may be deemed to beneficially own all of the shares of Class A Common Stock that are beneficially owned by the Investors.

     Assuming full conversion of the Convertible Subordinated Notes beneficially owned by the Investors, as of July 29, 2002, the 56,325,737 shares of Class A Common Stock beneficially owned by each Reporting Person represented approximately 7.5% of the outstanding shares of Class A Common Stock, and 3.4% of the Issuer's outstanding shares of Class A Common Stock and Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), taken as a whole, in each case, after giving effect to the issuance of the Class A Common Stock upon full conversion of the Convertible Subordinated Notes beneficially owned by the Investors (based on 727,456,519 shares of Class A Common Stock and 908,100,000 shares of Class B Common Stock outstanding as of April 30, 2002, as set forth in the Issuer's Form 10-Q, for the quarterly period ended March 31, 2002).

(b) As described in paragraph (a) above, the Group Members have beneficial ownership over an aggregate of 56,325,737 shares of Class A Common Stock. Of this aggregate of 56,325,737 shares of Class A Common Stock, 33,650,000 shares are represented by the shares of Class A Common Stock beneficially owned by the Investors and 22,675,737 are represented by shares of Class A Common Stock that are issuable to the Investors upon full conversion of the Convertible Subordinated Notes beneficially owned by the Investors. Each of the Investors shares voting power and dispositive power over the shares of Class A Common Stock that such Investor beneficially owns with WP LLC and WP.

(c) The Investors acquired shares of Class A Common Stock in the open market transactions described below:
                                                          Total Cost (net of
          Date         # of Shares     Per Share Price    brokerage commissions)
      ------------     ------------    ---------------    ----------------------
         1/31/02          270,000           $5.08             $1,371,789
         2/1/02           730,000           $5.10             $3,723,000
         2/4/02         1,000,000           $5.06             $5,062,500
         2/5/02         1,460,000           $4.10             $5,982,204
         6/11/02        1,000,000           $2.65             $2,647,100
         6/12/02        9,720,000           $2.37            $23,059,728
         6/13/02        5,700,000           $2.40            $13,660,620
         6/27/02        2,770,000           $1.50             $4,155,637

      On June 13, 2002, the Investors agreed to purchase $75,000,000 of aggregate principal amount of the Convertible Subordinated Notes.

      On July 29, 2002, the Investors settled the Forward Contract by accepting delivery from Citibank of 11,000,000 shares of Class A Common Stock for aggregate consideration of $24,671,700, net of brokerage commissions and other transaction costs.

      Except as described herein, during the last sixty days there were no transactions in shares of Class A Common Stock effected by the Reporting Persons or, to the best of their knowledge, by any of the persons set forth on Schedule I.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the shares of Class A Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.

(e)         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        ------------------------------------------------------------------------

        SECURITIES OF THE ISSUER.
        -------------------------
Item 6 of the Schedule 13D is amended and supplemented by adding the following:

            On July 29, 2002, the Investors settled the Forward Contract by accepting delivery from Citibank of 11,000,000 shares of Class A Common Stock for aggregate consideration of $24,671,700, net of brokerage commissions and other transaction costs.

                                   SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 29, 2002


                               WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

                               By:  Warburg, Pincus & Co.,
                                    General Partner

                                    By: /s/ Scott A. Arenare
                                        ---------------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Partner


                               WARBURG, PINCUS & CO.

                                    By: /s/ Scott A. Arenare
                                       -----------------------------------------
                                       Name:  Scott A. Arenare
                                       Title: Partner


                               WARBURG PINCUS LLC

                                    By: /s/ Scott A. Arenare
                                        ----------------------------------------
                                        Name:  Scott A. Arenare
                                        Title:  Member


                               WARBURG PINCUS NETHERLANDS PRIVATE EQUITY
                                  VIII C.V. I

                                    By:  Warburg, Pincus & Co.,
                                         General Partner

                                    By: /s/ Scott A. Arenare
                                       -----------------------------------------
                                       Name:  Scott A. Arenare
                                       Title: Partner

                               WARBURG PINCUS NETHERLANDS PRIVATE EQUITY
                                  VIII C.V. II

                                    By:  Warburg, Pincus & Co.,
                                         General Partner

                                    By: /s/ Scott A. Arenare
                                       -----------------------------------------
                                       Name:  Scott A. Arenare
                                       Title: Partner


                               WARBURG PINCUS GERMANY PRIVATE EQUITY VIII KG

                                    By:  Warburg, Pincus & Co.,
                                         General Partner

                                    By: /s/ Scott A. Arenare
                                       -----------------------------------------
                                       Name:  Scott A. Arenare
                                       Title: Partner